Exhibit 99.(4)(c)(ii)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

320 PARK AVENUE NEW YORK NY 10022-6839 • 212 224 1600

(hereafter called the “Company”)

Spousal Continuation Amendment

The flexible premium annuity contract issued by the Company is hereby amended by the addition of the following provision:

Spousal Continuation

Notwithstanding any other provision of this policy:

(a)          Spousal Continuation means that, upon the death of the Owner before the Annuity Commencement Date, the Surviving Spouse qualifies and elects to continue this policy and becomes the Owner of this policy;

(b)         this policy may be continued under Spousal Continuation only if the Surviving Spouse is the only beneficiary on the date of the Owner’s death;

(c)          if Spousal Continuation is elected and the deceased Owner had been the Annuitant, the Surviving Spouse shall become the Annuitant; and

(d)         the Surviving Spouse will be deemed to have made this election if any amounts are contributed to this policy by or on behalf of the Surviving Spouse or if the Surviving Spouse fails to take any distribution that they would otherwise have been required to receive under this policy.

For purposes of this provision, Surviving Spouse means the legal spouse of the Owner at the time of the Owner’s death.

This amendment is executed at New York, New York.

/s/ Cindy Lee
Second Vice President